November 7, 2024

Michel Amar
Chief Executive Officer
Digihost Technology Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario, M5C 1T4

       Re: Digihost Technology Inc.
           Registration Statement on Form F-1
           Filed October 30, 2024
           File No. 333-282906
Dear Michel Amar:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and/or providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed October 30, 2024
General

1. Please confirm your understanding that we will not be in a position to declare your
       Form F-1 effective until all outstanding comments regarding your Form 20-F for the fiscal year ended December 31, 2023 have been resolved. In addition, to the extent that any comments related to our review of your Form 20-F apply to disclosure in the
       Form F-1, please make corresponding revisions to all affected disclosure.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 7, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or Irene Paik at 202-551-6553 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Mark D. Wood